Butterfield Reports First Quarter 2026 Results
First quarter 2026 highlights:
•Net income of $62.6 million, or $1.53 per share
•Core net income1 of $63.2 million, or $1.55 per share
•Return on average common equity of 22.1% and core return on average tangible common equity1 of 24.1%
•Net interest margin of 2.75%, cost of deposits of 1.24%
•Quarterly cash dividend of $0.50 per share for the quarter ended March 31, 2026
•Repurchases of 0.8 million shares at a total cost of $42.4 million
•Closed previously announced acquisition of Rawlinson & Hunter Guernsey on April 15, 2026

Hamilton, Bermuda - April 28, 2026: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended March 31, 2026.
Net income for the first quarter of 2026 was $62.6 million, or $1.53 per diluted common share, compared to net income of $63.8 million, or $1.54 per diluted common share, for the previous quarter and $53.8 million, or $1.23 per diluted common share, for the first quarter of 2025. Core net income1 for the first quarter of 2026 was $63.2 million, or $1.55 per diluted common share, compared to $63.8 million, or $1.54 per diluted common share, for the previous quarter and $56.7 million, or $1.30 per diluted common share, for the first quarter of 2025.
The return on average common equity for the first quarter of 2026 was 22.1% compared to 22.7% for the previous quarter and 20.9% for the first quarter of 2025. The core return on average tangible common equity1 for the first quarter of 2026 was 24.1%, compared to 24.6% for the previous quarter and 24.2% for the first quarter of 2025. The efficiency ratio for the first quarter of 2026 was 56.8%, compared to 57.2% for the previous quarter and 61.8% for the first quarter of 2025. The core efficiency ratio1 for the first quarter of 2026 was 56.4% compared with 57.2% in the previous quarter and 59.8% for the first quarter of 2025.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “The first quarter of 2026 was a solid start to the year, with strong financial performance, as well as continuing our M&A driven growth with the acquisition of Rawlinson & Hunter in Guernsey. During the first quarter, we saw sustained demand for our services across banking, wealth management and trust. Net interest income benefited from lower deposit costs, as well as stable deposit volumes in all of our jurisdictions. The reduction in non-interest expenses demonstrates our operational efficiency, particularly during periods of falling interest rates and market volatility.
“Following our announcement of the Rawlinson & Hunter Guernsey acquisition in February, the integration planning has proceeded well and I am pleased to report that the transaction has now successfully closed. We expect our growing private trust business to benefit from its increased scale in Guernsey and further position Butterfield as a leader in the international private trust world with total assets under administration of $146 billion. Acquisitions remain core to Butterfield’s growth strategy, and we continue to target island banks and trust businesses that we believe will add long-term value for shareholders.”

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Net income and core net income1 were down in the first quarter of 2026 versus the seasonally high prior quarter, primarily due to lower non-interest income from banking services and higher provision for credit losses, which were partially offset by lower non-interest expenses.
Net interest income (“NII”) for the first quarter of 2026 was $93.3 million, higher compared to $92.6 million in the previous quarter and $4.0 million higher compared to $89.3 million in the first quarter of 2025. NII was higher during the first quarter of 2026 compared to the prior quarter due to a lower cost of deposits following the reduction of market interest rates by central banks and partially offset by lower loan and treasury yields, coupled with lower day count. NII was higher during the first quarter of 2026 compared to the first quarter of 2025 due to a lower cost of deposits due to the aforementioned reduction in market interest rates, increased investment yields with assets deployed into higher yielding available-for-sale investment securities and the redemption of subordinated debt in the second quarter of 2025, and which was partially offset by lower loan and treasury yields.
Net interest margin (“NIM”) for the first quarter of 2026 was 2.75%, an increase of 6 basis points from the previous quarter at 2.69% and compared favorably to 2.70% in the first quarter of 2025. NIM in the first quarter of 2026 increased compared to the prior quarter and the first quarter of 2025 due to a lower cost of deposits and higher investment yields, partially offset by lower treasury and loan yields as central banks decreased market interest rates.
Non-interest income for the first quarter of 2026 was $62.6 million, a decrease of $3.6 million from $66.3 million in the previous quarter and $4.2 million higher than the $58.4 million in the first quarter of 2025. The decrease in the first quarter of 2026 compared to the prior quarter was due to lower banking revenue due to strong fourth quarter seasonality. Non-interest income in the first quarter of 2026 was higher than the first quarter of 2025 due to higher trust revenue from new clients and fee increases and higher banking revenue due to increased credit card volumes.
Non-interest expenses were $90.5 million in the first quarter of 2026, compared to $93.1 million in the previous quarter and $93.2 million in the first quarter of 2025. Core non-interest expenses1 of $89.9 million in the first quarter of 2026 were lower compared to the $93.1 million incurred in the previous quarter and the $90.3 million in the first quarter of 2025. Core non-interest expenses1 in the first quarter of 2026 were lower compared to the prior quarter due to decreased professional and outside services and technology and communications costs. Core non-interest expenses1 in the first quarter of 2026 were lower compared to the first quarter of 2025 due to decreased property, technology and communications and professional and outside services costs, partially offset by higher salaries and benefits.
Period end deposit balances were higher at $12.9 billion compared to December 31, 2025. Average deposits were $12.8 billion in the quarter ended March 31, 2026, which is relatively flat compared to the prior quarter.
Tangible book value per share1 at the end of the first quarter of 2026 was $26.56 per share, slightly higher than $26.41 per share at the end of the prior quarter. The tangible book value per share1 continues to improve due to OCI burndown and retained earnings, net of dividends.
The Board declared a quarterly cash dividend of $0.50 per common share to be paid on May 27, 2026 to shareholders of record on May 13, 2026. During the first quarter of 2026, Butterfield also repurchased 0.8 million common shares under the Bank's existing share repurchase program.
The current total regulatory capital ratio as at March 31, 2026 was 26.9%, compared to 27.8% as at December 31, 2025. Both of these ratios remain conservatively above the minimum regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2026	December 31, 2025	March 31, 2025
Non-interest income	62.6	66.3	58.4
Net interest income before provision for credit losses	93.3	92.6	89.3
Total net revenue before provision for credit losses and other gains (losses)	155.9	158.9	147.8
Provision for credit (losses) recoveries	(1.4)	0.2	0.4
Total net revenue	154.5	159.1	148.2
Non-interest expenses	(90.5)	(93.1)	(93.2)
Total net income before taxes	64.0	66.0	54.9
Income tax benefit (expense)	(1.4)	(2.2)	(1.2)
Net income	62.6	63.8	53.8

Net earnings per share
Basic	1.57	1.58	1.26
Diluted	1.53	1.54	1.23

Per diluted share impact of other non-core items [1]	0.02	—	0.07
Core earnings per share on a fully diluted basis [1]	1.55	1.54	1.30

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	40,881	41,439	43,592

Key financial ratios
Return on common equity	22.1%	22.7%	20.9%
Core return on average tangible common equity [1]	24.1%	24.6%	24.2%
Return on average assets	1.8%	1.8%	1.6%
Net interest margin	2.75%	2.69%	2.70%
Core efficiency ratio [1]	56.4%	57.2%	59.8%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	March 31, 2026	December 31, 2025
Cash and cash equivalents	1,942	1,709
Securities purchased under agreements to resell	1,018	1,096
Short-term investments	912	757
Investments in securities	5,676	5,688
Loans, net of allowance for credit losses	4,394	4,382
Premises, equipment and computer software, net	161	159
Goodwill and intangibles, net	84	87
Accrued interest and other assets	238	217
Total assets	14,425	14,095

Total deposits	12,882	12,698
Securities sold under agreements to repurchase	132	—
Accrued interest and other liabilities	274	255
Total liabilities	13,289	12,953
Common shareholders’ equity	1,136	1,142
Total shareholders' equity	1,136	1,142
Total liabilities and shareholders' equity	14,425	14,095

Key Balance Sheet Ratios:	March 31, 2026	December 31, 2025
Common equity tier 1 capital ratio	26.8%	27.6%
Tier 1 capital ratio	26.8%	27.6%
Total capital ratio	26.9%	27.8%
Leverage ratio	7.5%	7.6%
Risk-Weighted Assets (in $ millions)	4,139	3,991
Risk-Weighted Assets / total assets	28.7%	28.3%
Tangible common equity ratio	7.3%	7.5%
Book value per common share (in $)	28.68	28.58
Tangible book value per share (in $)	26.56	26.41
Non-accrual loans/gross loans	2.0%	2.1%
Non-performing assets/total assets	1.2%	0.8%
Allowance for credit losses/total loans	0.6%	0.6%

QUARTER ENDED MARCH 31, 2026 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2025

Net Income
Net income for the quarter ended March 31, 2026 was $62.6 million, down from $63.8 million in the prior quarter.
The change in net income during the quarter ended March 31, 2026 compared to the previous quarter is attributable to the following:
•$3.6 million decrease in non-interest income driven by (i) $3.5 million decrease in banking fees due to prior period seasonality and (ii) $0.9 million decrease in trust revenue driven by reduced time-based and special fees, partially offset by (iii) $0.9 million increase in foreign exchange fees driven by volume;
•$1.6 million increase in allowance for credit losses due to an increased provision on a legacy Bermuda commercial facility and partially offset by the release of a provision on a residential mortgage facility in the Channel Islands and UK segment;
•$2.6 million decrease in non-interest expenses mainly due to (i) $0.8 million decrease in professional and outside services for project work; (ii) $1.2 million decrease in technology and communication costs; (iii) $0.8 million decrease in property cost expenses and (iv) $0.6 million decrease in non-employee benefit costs, partially offset by (v) $1.5 million increase in payroll taxes related to the annual vesting of share compensation; and
•$0.8 million decrease in income tax expenses mainly due to lower taxable income in the Channel Islands and UK segment.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $0.6 million for the first quarter of 2026. Non-core items for the quarter are comprised principally of acquisition-related expenses.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT MARCH 31, 2026 COMPARED WITH DECEMBER 31, 2025
Total Assets
Total assets of the Bank were $14.4 billion at March 31, 2026, an increase of $0.3 billion from December 31, 2025. The Bank maintained a highly liquid position at March 31, 2026, with $9.5 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 66.2% of total assets, compared with 65.6% at December 31, 2025.
Loans Receivable
The loan portfolio totaled $4.4 billion at March 31, 2026, relatively flat compared to December 31, 2025.
The allowance for credit losses at March 31, 2026 totaled $26.3 million, an increase compared to $25.4 million at December 31, 2025.
The loan portfolio represented 30.5% of total assets at March 31, 2026 (December 31, 2025: 31.1%), while loans as a percentage of total deposits was 34.1% at March 31, 2026 (December 31, 2025: 34.5%). Both ratios remain relatively stable at March 31, 2026 compared to December 31, 2025.
As at March 31, 2026, the Bank had gross non-accrual loans of $90.2 million, representing 2.0% of total gross loans, a decrease of $1.2 million from $91.3 million, or 2.1% of total loans, at December 31, 2025. The decrease in non-accrual loans was driven by a few residential mortgage facilities migrating back to accrual status.
Investment in Securities
The investment portfolio was $5.7 billion at March 31, 2026, which remains relatively stable compared to December 31, 2025 balances.
The investment portfolio is made up of high-quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.78% during the quarter ended March 31, 2026 compared with 2.72% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio increased to $99.7 million, compared with total net unrealized losses of $89.4 million at December 31, 2025, as a result of rising long-term US dollar interest rates.
Deposits
Average total deposit balances were $12.8 billion for the quarter ended March 31, 2026, which is relatively flat compared to December 31, 2025. Period end balances as at March 31, 2026 were $12.9 billion, higher compared to $12.7 billion in December 31, 2025.

Average Balance Sheet2

	For the three months ended
	March 31, 2026			December 31, 2025			March 31, 2025
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	3,646.1	30.1	3.35	3,588.7	31.1	3.44	3,519.3	34.5	3.98
Investment in securities	5,714.1	39.2	2.78	5,686.1	39.0	2.72	5,462.6	36.1	2.68
Available-for-sale	2,742.0	22.3	3.31	2,657.1	21.9	3.27	2,247.5	17.8	3.21
Held-to-maturity	2,972.1	16.8	2.30	3,029.0	17.1	2.24	3,215.1	18.3	2.31
Loans	4,399.8	63.4	5.84	4,396.3	66.6	6.01	4,455.3	69.4	6.32
Commercial	1,171.2	16.6	5.75	1,188.6	18.3	6.11	1,320.3	20.6	6.32
Consumer	3,228.6	46.8	5.88	3,207.7	48.3	5.98	3,135.0	48.8	6.32
Interest earning assets	13,760.0	132.7	3.91	13,671.1	136.8	3.97	13,437.3	140.0	4.23
Other assets	455.9			444.9			430.7
Total assets	14,215.8			14,116.0			13,868.0
Liabilities
Deposits - interest bearing	10,143.9	(39.3)	(1.57)	10,125.1	(44.1)	(1.73)	9,853.4	(49.1)	(2.02)
Securities sold under agreements to repurchase	6.6	(0.1)	(3.99)	1.2	—	(4.53)	16.3	(0.2)	(4.42)
Long-term debt	—	—	—	—	—	—	98.7	(1.4)	(5.63)
Interest bearing liabilities	10,150.5	(39.4)	(1.57)	10,126.3	(44.2)	(1.73)	9,968.5	(50.7)	(2.06)
Non-interest bearing current accounts	2,684.5			2,645.9			2,622.4
Other liabilities	249.5			238.2			263.6
Total liabilities	13,084.5			13,010.3			12,854.4
Shareholders’ equity	1,131.4			1,105.6			1,013.5
Total liabilities and shareholders’ equity	14,215.8			14,116.0			13,868.0
Non-interest bearing funds net of non-interest earning assets (free balance)	3,609.5			3,544.8			3,468.8
Net interest margin		93.3	2.75		92.6	2.69		89.3	2.70
(2) Averages are based upon daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $137.4 billion and $31.8 billion, respectively, at March 31, 2026, while assets under management were $6.8 billion at March 31, 2026. This compares with $134.7 billion, $32.3 billion and $6.9 billion, respectively, at December 31, 2025.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2026	December 31, 2025	March 31, 2025
Net income	62.6	63.8	53.8
Non-core items
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	—	—	2.9
Business acquisition costs	0.6	—	—
Total non-core expenses	0.6	—	2.9
Total non-core items	0.6	—	2.9
Core net income	63.2	63.8	56.7

Average common equity	1,148.0	1,117.3	1,041.3
Less: average goodwill and intangible assets	(86.0)	(87.2)	(89.2)
Average tangible common equity	1,062.0	1,030.1	952.1
Core earnings per share fully diluted	1.55	1.54	1.30
Return on common equity	22.1%	22.7%	20.9%
Core return on average tangible common equity	24.1%	24.6%	24.2%

Shareholders' equity	1,136.1	1,141.9	1,057.8
Less: goodwill and intangible assets	(83.9)	(86.8)	(89.7)
Tangible common equity	1,052.2	1,055.1	968.1
Basic participating shares outstanding (in millions)	39.6	39.9	42.2
Tangible book value per common share	26.56	26.41	22.94

Non-interest expenses	90.5	93.1	93.2
Less: non-core expenses	(0.6)	—	(2.9)
Less: amortization of intangibles	(2.0)	(2.2)	(1.9)
Core non-interest expenses before amortization of intangibles	88.0	90.9	88.4
Core revenue before other gains and losses and provision for credit losses	155.9	158.9	147.8
Core efficiency ratio	56.4%	57.2%	59.8%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Wednesday, April 29, 2026 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, our intention to, identify and enter into acquisitions or other strategic transactions and the timing and anticipated benefits thereof (including with respect to the acquisition of R&H Guernsey), and involve known and unknown risks, uncertainties and other factors, which may be beyond our control. These risks and uncertainties may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including Butterfield’s ability to realize the anticipated benefits of the acquisition of R&H Guernsey in the expected time-frames or at all; Butterfield’s ability to successfully integrate R&H Guernsey’s operations into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the risk that revenues following the acquisition of R&H Guernsey may be lower than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the acquisition; risks associated with the disruption of management’s attention from ongoing business operations due to the acquisition; and the outcome of any legal proceedings that may be instituted against Butterfield or R&H Guernsey. Other factors that may impact Butterfield’s future results, performance or achievements include worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful entry into, completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions, success in business retention (including the retention of relationships associated with our acquisition of R&H Guernsey), potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

Presentation of Financial Information:
Certain monetary amounts, percentages and other figures included in this release have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com